U-BX Technology Ltd.

Zhongguan Science and Technology Park

No. 1 Linkong Er Road, Shunyi District, Beijing

People’s Republic of China

March 21, 2022

Via Edgar Correspondence

Mr. Morgan Youngwood

Division of Corporation Finance

Office of Technology

U.S. Securities Exchange Commission

100 F Street, NE

Washington, D.C., 20549

Re:	U-BX Technology Ltd. Registration Statement on Form F-1 Filed January 28, 2022 File No. 333-262412

Dear Mr. Youngwood,

This letter is in response to the letter dated February 18, 2022 from the staff (the “Staff”) of the U.S. Securities Exchange Commission (“SEC”) addressed to U-BX Technology Ltd. (the “Company”).

Beijing Lianghua Technology Co., Limited (“Lianghua Technology”), a subsidiary of the Company, previously entered into a series of contractual arrangements with Youjiayoubao (Beijing) Technology Co., Limited (“U-BX China”) and the shareholders of U-BX China that established the VIE structure. On February 20, 2022, with approval of Lianghua Technology and approval of the board of directors of U-BX China, U-BX China issued 2.99% equity interest in U-BX China to a third-party investor. The issuance was completed on February 28, 2022. On February 28, 2022, Lianghua Technology exercised its call option under the Exclusive Call Option Agreements dated August 16, 2021 with certain shareholders of U-BX China and entered into equity transfer agreements with all the shareholders of U-BX China to purchase all the equity interest in U-BX China. The restructure was completed on March 3, 2022. As a result, U-BX China became a wholly owned subsidiary of Lianghua Technologies and the VIE structure is dissolved. The VIE Agreements were terminated. We have revised the registration statement to reflect the restructure.

For ease of reference, we have recited SEC’s comments in this response and numbered them accordingly. An amendment to the registration statement on Form F-1 (the “Registration Statement Amendment”) is being submitted to accompany this letter.

Registration Statement on Form F-1

Prospectus Summary, page 1

1)	Please revise your prospectus summary in accordance with comment number 8 of the Staff’s “Sample Letter to China Based Companies” published on December 20, 2021. In addition to making any other necessary disclosures, please revise to address permissions or approvals needed to operate your business and whether you, your subsidiaries, or VIEs are covered by permissions requirements from the China Securities Regulatory Commission (CSRC), Cyberspace Administration of China (CAC) or any other governmental agency that is required to approve the VIE’s operations, and state affirmatively whether you have received all requisite permissions or approvals and whether any permissions or approvals have been denied. Please also describe the consequences to you and your investors if you, your subsidiaries, or the VIEs: (i) do not receive or maintain such permissions or approvals, (ii) inadvertently conclude that such permissions or approvals are not required, or (iii) applicable laws, regulations, or interpretations change and you are required to obtain such permissions or approvals in the future.

RESPONSE: We note the Staff’s comment, and in response hereto, respectfully advise the Staff that we have added a section titled “Permission Required from the PRC Authorities” on page 17 of the Registration Statement Amendment to disclose that as of the date of this prospectus, each of our PRC Operating Entities has obtained all permissions and approvals to operate its respective business, including registration of incorporation, business license, permit for opening bank account, labor and employment recordation, social insurance registration, internet content provide registration record and such other permissions and approval as required by the PRC regulatory authorities.

As confirmed by our PRC counsel, Jiangsu Junjin Law Firm, we will not be subject to cybersecurity review with the CAC pursuant to the Cybersecurity Review Measures. No relevant laws or regulations in the PRC explicitly require us to seek approval from the CSRC for our overseas listing plan.

As of the date hereof, we and our subsidiaries have not received any inquiry, notice, warning, or sanctions regarding our planned overseas listing from the CSRC or the CAC or any other PRC governmental authorities. If the draft Regulations on Network Data Security is adopted into law and we become listed on Nasdaq, our PRC Operating Entities likely will be required to perform annual data security assessment either by itself or retaining a third-party data security service provider and submit such data security assessment report to the local agency every year. However, since these statements and regulatory actions are newly published, however, official guidance and related implementation rules have not been issued. It is highly uncertain what the potential impact such modified or new laws and regulations will have on the daily business operations of our subsidiaries, our ability to accept foreign investments, and our listing on an U.S. exchange. The Standing Committee of the National People’s Congress (the “SCNPC”) or PRC regulatory authorities may in the future promulgate laws, regulations, or implementing rules that require us or our subsidiaries to obtain regulatory approval from Chinese authorities before listing in the U.S. If we or our subsidiaries do not receive or maintain the approval, or inadvertently conclude that such approval is not required, or applicable laws, regulations, or interpretations change such that we or our subsidiaries are required to obtain approval in the future, we or our subsidiaries may be subject to an investigation by competent regulators, fines or penalties, or an order prohibiting us from conducting an offering, and these risks could result in a material adverse change in our operations and the value of our ordinary shares, significantly limit or completely hinder our ability to offer or continue to offer securities to investors, or cause such securities to significantly decline in value or become worthless. We have included such disclosure on page 17 of the Registration Statement.

2)	In your prospectus summary, please disclose the uncertainties regarding the status of the rights of the Cayman Islands holding company with respect to its contractual arrangements with the VIE, its founders and owners, and the challenges the company may face enforcing these contractual agreements due to legal uncertainties and jurisdictional limits. Refer to comment number 5 of the Staff’s “Sample Letter to China Based Companies” published on December 20, 2021. Please also revise your risk factors to address any related risks.

RESPONSE: We note the Staff’s comment, and in response hereto, respectfully advise the Staff that we have dissolved the VIE structure and acquired 100% interest of Youjiayoubao (Beijing) Technology Co., Limited (“U-BX China”). We have removed the risks regarding the enforcement of the VIE agreements throughout the Registration Statement.

Consultation and Service Agreement, page 4

3)	Please revise your disclosure to clarify the obligation of Lianghua Technology “to absorb all of the losses of U-BX China” in your Consultation and Service Agreement.

RESPONSE: We note the Staff’s comment, and in response hereto, respectfully advise the Staff that as a result of the restructure, the VIE agreements has been terminated and U-BX China has been acquired as an indirect subsidiary. We have revised the Registration Statement Amendment to disclose the restructure.

Contractual Arrangements with the VIE and Its Shareholders, page 4

4)	We note your response to our prior comment 2. Please clarify here and where you state that you “control and receive the economic benefits of U-BX China’s business operation through the VIE Agreements” (including on pages 66, 67, and 84) that any references to control or benefits that accrue to you because of the VIE refer only to the conditions you have satisfied for consolidation of the VIE under U.S. GAAP. Refer to comment number 6 of the Staff’s “Sample Letter to China Based Companies” published on December 20, 2021.

RESPONSE: We note the Staff’s comment, and in response hereto, respectfully advise the Staff that we revised throughout the Registration Statement Amendment that the VIE structure has been dissolved and that the PRC Operating Entities are indirect subsidiaries of the Company. As a result, our holding company, U-BX Technology Ltd., will now control and receive the economic benefits of U-BX China’s business operation, if any, through equity ownership. We have added such disclosure on the cover page and pages 4 of the Registration Statement.

PRC Limitations on Overseas Listing, page 16

5)	We note your disclosure that you do not believe the CSRC’s prior approval is required for your initial public offering and trading of your shares on Nasdaq. However, please clarify whether you will be required to comply with the filing requirements or procedures set forth in the CSRC’s “Draft Rules Regarding Overseas Listing” in connection with your offering being registered on this Form F-1 even if prior approval from the CSRC is not required.

RESPONSE: We note the Staff’s comment, and in response hereto, respectfully advise the Staff that we have added disclosure on page 15 and 36 of the Registration Statement Amendment that as of the date hereof, the Draft Rules Regarding Overseas Listings have not been promulgated, and we have not been required to obtain permission from the government of China for any offering pursuant to this prospectus. While the final version of the Draft Rules Regarding Overseas Listings are expected to be adopted in 2022, we believe that we will be required to comply with the filing requirements or procedures set forth in the Draft Rules Regarding Overseas Listings and that none of the situations that would clearly prohibit overseas offering and listing applies to us. In reaching this conclusion, we are relying on an opinion of our PRC counsel, Jiangsu Junjin Law Firm. It should be noted however, that there is uncertainty in relying on an opinion of counsel in connection with draft legislation as the final version may be materially different and/or that the implementing regulations have yet to be promulgated. We cannot assure you that we will be able to get the clearance of filing procedures under the Draft Rules Regarding Overseas List on a timely basis, or at all. Any failure of us to fully comply with new regulatory requirements may significantly limit or completely hinder our ability to continue to offer our ordinary shares, cause significant disruption to our business operations, and severely damage our reputation, which could materially and adversely affect our financial condition and results of operations and cause our ordinary shares to significantly decline in value or become worthless.

Recent Regulatory Developments in PRC, page 16

6)	We note your disclosure that you do not expect to be subject to “cybersecurity review” by the CAC. However, based on your revised disclosure about the Regulations on Network Data Security, please clarify whether you expect to be required to carry out an annual data security assessment because you are either (i) a data processor that “processes important data” or (ii) are listed overseas.

RESPONSE: We note the Staff’s comment, and in response hereto, respectfully advise the Staff that we revised the disclosure on page 16 and 31 of the Registration Statement Amendment that if the draft Regulations on Network Data Security is adopted into law and we become listed on Nasdaq, our PRC Operating Entities likely will be required to perform annual data security assessment either by itself or retaining a third-party data security service provider and submit such data security assessment report to the local agency every year.

Selected Condensed Consolidated Financial Data, page 17

7)	We note your response to our prior comment 8 and your revisions here and on page F-27. Please tell us why your revisions do not present major line items such as costs of goods/services and separate line items for intercompany receivables. Refer to comment number 10 of the Staff’s “Sample Letter to China Based Companies” published on December 20, 2021. Advise or revise accordingly.

RESPONSE: We note the Staff’s comment, and in response hereto, respectfully advise the Staff that we have revised the disclosure to include major line items on page 18, 19 and starting on page F-25 of the Registration Statement Amendment.

The Offering, page 21

8)	Please clarify when the underwriter warrants are first exercisable. In this regard, we note that here and on the cover page you indicate the underwriter warrants are exercisable commencing on the effective date of the offering, but the disclosure on page 130 states the underwriter warrants are exercisable commencing 180 days after the sale of your offering.

RESPONSE: We note the Staff’s comment, and in response hereto, respectfully advise the Staff that we have revised the disclosure on page 21 that the underwriter warrants are exercisable upon the effectiveness of the offering.

Our Ordinary Shares may be prohibited from being traded on a national exchange under the Holding Foreign Companies Accountable Act, page 44

9)	We note your response to our prior comment 3. Please revise your disclosure to include the description provided in your response letter about how your U.S.-based auditor could not travel to China and your auditor’s China-based operation conducted its fieldwork in China under the supervision of the U.S. office of your auditor.

RESPONSE: We note the Staff’s comment, and in response hereto, respectfully advise the Staff that we have added disclosure on page 40 of the Registration Statement Amendment that Wei, Wei & Co., LLP has an office in Beijing, China, in which it has a total of 20 staff. Among them, there is one director, three managers, four seniors and twelve auditors.  Regarding the audit of our Company, Wei, Wei & Co., LLP sent a team of eight staff from the Beijing Office, including one manager, two seniors and five auditors to conduct fieldwork under supervision of the U.S. office.  Due to the travel restriction because of the COVID 19 pandemic, the U.S. office was unable to travel to China, however, the U.S. team worked with the local team to conduct planning, assess the audit risks, develop audit approaches and provide ongoing supervision and guidance throughout the audit. Engagement quality control review was performed by the U.S. office.

Our post-offering memorandum and articles of association contain anti-takeover provisions..., page 52

10)	We note Section 5.3 of your articles of association filed as Exhibit 3.1 authorize the issuance of preferred shares by your directors. Please tell us why you removed the risk factor on page 52 of your registration statement that addressed certain anti-takeover provisions, including the issuance of preferred shares, and related disclosure on page 118. Further, please revise your “Description of Share Capital” on page 110 to address the authorization and approval of any preferred shares and advise if you currently intend to issue any preferred shares.

RESPONSE: We note the Staff’s comment, and in response hereto, respectfully advise the Staff that we removed the risk factors by mistake and have added it back on page 50 of the Registration Statement Amendment. We have also added disclosure on page 108 of the Registration Statement Amendment that the directors have the discretion to issue, by simple majority vote, shares and other securities of the Company with such preferred, deferred or other special rights, restrictions or privileges whether in regard to voting, distributions, a return of capital, or otherwise and in such classes and series, if any, as the directors may determine. We do not currently have plans to issue any preferred shares.

Management’s Discussion and Analysis of Our Financial Condition and Results of Operations Results of Operations, page 71

11)	We note the quarterly click information from your response to prior comment 4. Please revise to disclose the number of clicks or impressions and the cost-per click or cost-per- impression for each period presented since this appears to be important information necessary to understanding your results of operations and trends. In this respect, there appears to be a direct correlation between your revenues and the number of clicks or impressions and the cost-per click or cost-per-impression. In addition, help us better understand your disclosures that indicate the decrease in revenues from your digital promotion services was due to lower prices for your services. The click information in your response seems to suggest the decrease in revenues from your digital promotion services was due primarily to a lower number of clicks.

RESPONSE: We note the Staff’s comment, and in response hereto, respectfully advise the Staff that we have revised to disclose on page 66 of the Registration Statement Amendment that the average price per click is $0.31 and $0.30 for the fiscal year of 2021 and 2020, respectively. The number of clicks was 94 million and 111 million for the fiscal year of 2021 and 2020, respectively. The decrease of revenue from fiscal year 2020 to 2021 was because of a decrease in the number of clicks, which was due to the decrease in orders from customers caused by competition in the industry. Our pricings could vary based on many factors, including negotiation, the customer’s industry status, competitiveness in the regional market, and past relationship with the customer. In addition, customers may purchase more than one service may receive a discounted pricing on one or more services. The discount is based on negotiation and past relationship. It is uncertain whether our average price per click will remain stable in the future.

Liquidity and Capital Resources, page 74

12)	We note your response to prior comment 5. Please revise to provide pro forma per share data (for the latest year and interim period only) giving effect to the number of shares whose proceeds would be necessary to pay the distribution (but only the amount that exceeds current year’s earnings) in addition to historical EPS.

RESPONSE: We note the Staff’s comment, and in response hereto, respectfully advise the staff that the capital withdrawal in the amount of $754,455 represents the event that a shareholder ceased to be the shareholder of the VIE due to personal reasons. The shareholder therefore withdrew the original capital contribution in October 2020. The shareholder divested in September 2020, while the Company issued common shares in connection with the reorganization in June 2021. Since the divestment occurred before the reorganization and the retroactive adjustment only was made for the shares at time point of reorganization, therefore the divestment will not have impact on numbers of common shares and per-share data of the listed equity on a retrospective basis.

Management’s Discussion and Analysis of Our Financial Condition and Results of Operations Liquidity and Capital Resources, page 74

13)	We note your statement here that you may in the future seek to issue equity or equity linked securities. Please update your discussion to reflect that you recently issued 7,500,000 ordinary shares in a private placement to fourteen of your shareholders.

RESPONSE: We note the Staff’s comment, and in response hereto, respectfully advise the staff that the 7,500,000 ordinary shares were issued to all existing shareholders at par value of $0.0001 on a proportional basis for initial public offering capitalization structure purposes.

Legal Proceedings, page 92

14)	Please clarify whether the listed parties have been involved in any significant legal or arbitration proceedings. Refer to Item 8.A.7 of Form 20-F.

RESPONSE: We note the Staff’s comment, and in response hereto, respectfully advise the Staff that we have revised the disclosure on page 87 of the Registration Statement Amendment that as of the date hereof, none of the Company or any of its subsidiaries has been involved in any significant legal or arbitration proceedings.

Principal Shareholders, page 109

15)	We note your response to prior comment 6. Please advise whether Jian Chen’s holdings in Superego Pulse Limited and Columbu Information Consulting L.P are in addition to the holdings you list as beneficially owned by Jian Chen in the first line item in the chart. Please also tell us why Nan Jiang’s indirect holdings are only listed under the entity Brilliance Link Limited. If you have listed any holdings twice, please revise to list each holding once and use your footnotes to clarify the ownership structure. For guidance in making your revisions, please consult the definition of “beneficial owner” provided in Form 20-F.

RESPONSE: We note the Staff’s comment, and in response hereto, respectfully advise the Staff that we have revised page 103 of the Registration Statement Amendment to list each holding once and revise Nan Jiang’s listing under his name.

Ordinary Shares, page 110

16)	We note you state here that there will be 2,850,000 ordinary shares issued and outstanding upon completion of your offering, but on your cover page and elsewhere you state the offering will comprise 6,000,000 shares. Advise or revise as appropriate. Please also clarify here that your authorized share capital of 500,000,000 ordinary shares comprises solely a single class of shares.

RESPONSE: We note the Staff’s comment, and in response hereto, respectfully advise the Staff that we have revised the disclosure on page 104 of the Registration Statement Amendment that there will be 28,500,000 ordinary shares issued and outstanding and that our authorized share capital of 500,000,000 ordinary shares comprises solely a single class of shares.

Consolidated Financial Statements

Note 2. Summary of Significant Accounting Policies

Revenue Recognition, page F-13

17)	We note your response to prior comment 7. Please explain in greater detail your assessment of inventory risk with respect to your digital promotion services and value added service services. Describe the terms and conditions of your contracts with third- party service providers for the promotion of your platform and value added service contracts with third-party service providers. Explain whether you bid for ad placements on various social media platforms and third-party websites. We refer you to ASC 606-10- 55-39(b).

RESPONSE: We note the Staff’s comment, and in response hereto, respectfully advise the staff that the Company evaluated all the factors and indicators of Principal-Versus-Agent Considerations described in ASC 606-10-55-39 b and performed the following analysis:

ASC 606-10-55-39 b. The entity has inventory risk before the specified goods or service has been transferred to a customer or after transfer of control to the customer.

The terms of the service contract the Company entered into with the vender: (i) as for the initiation of the service, the vender shall provide the service according to the instructions of the Company. (ii) As for the quality of service, the vender should complete the service according to the Company's guidelines and requirements. (iii) For the settlement of services, the vender must obtain the confirmation of the Company before determining that the service can be charged after completion.

Therefore, the inventory risk that the Company may face is that the Company and venders confirm the completion of the service, but the customers do not recognize the relevant service. The Company's response is to confirm the relevant services with the customer before confirming the completion of the service with the vender, then the Company confirms with the vender after being confirmed by the customer.

Note 15. Subsequent Events, page F-23

18)	We note from your capitalization table that there was a private placement of 7,500,000 ordinary shares to 14 shareholders completed on January 24, 2022. Please revise your subsequent events footnote to discuss the private placement. Tell us the total proceeds that you received in connection with the private placement. In addition, tell us whether you have granted any other equity awards since your fiscal year ended June 30, 2021.

RESPONSE: We note the Staff’s comment, and in response hereto, respectfully advise the Staff that we have revised our subsequent events footnote to disclose this event on page F-22 of the registration statement. $750 was received in connection with the initial capitalization structure.

We hope this response has addressed all of the Staff’s concerns relating to the comment letter. Should you have additional questions regarding the information contained herein, please contact our outside securities counsel William S. Rosenstadt, Esq. or Mengyi “Jason” Ye, Esq. of Ortoli Rosenstadt LLP at wsr@orllp.legal or jye@orllp.legal.

Very truly yours,

/s/ Jian Chen
Name:	Jian Chen
Title:	Chief Executive Officer and Director